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September 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama and Laura Crotty

Re:	Akili, Inc.

Registration Statement on Form S-1

Filed August 24, 2022

File No. 333-267031

On behalf of Akili, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated September 6, 2022 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company.

Registration Statement on Form S-1 filed August 24, 2022

Cover Page

1.	For each of the shares being registered for resale, disclose the price the selling securityholders paid for such shares.

RESPONSE: The Company respectfully advises the Staff that it has included such disclosure on the cover page and throughout Amendment No. 1, including adding a section entitled “Information Related to Offered Securities” beginning on page 15 thereof.

2.

We note the fourth paragraph on the cover page regarding potential proceeds that may be received from outstanding stock options. Please revise this disclosure to include the exercise price of the options compared to the market price of the underlying shares. Please also provide disclosure in the risk factors and MD&A sections that holders of these options are unlikely to exercise the options to the extent the market price of your

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

September 12, 2022

common stock is less than the exercise price, and disclose that cash proceeds associated with the exercises of the options is dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

RESPONSE: The Company respectfully advises the Staff that it has disclosed such exercise prices of the options compared to the most recent practicable market price of the underlying shares on the cover page of Amendment No. 1. The Company has added disclosure that cash proceeds associated with the exercise of the options are dependent on the market price of the underlying shares on page 150 of Amendment No. 1. The Company has updated the disclosure on page 150 of Amendment No. 1 to note that its ability to fund its operations is not dependent upon receipt of cash proceeds from the exercise of such options.

3.

We note your disclosure on the cover page that the holders of 24,772,478 SCS class A ordinary shares exercised their right to redeem those shares for an aggregate redemption amount of approximately $248.5 million. Please also include the number of shares redeemed expressed as a percentage.

RESPONSE: The Company respectfully advised the Staff that it has revised the disclosure on the cover page of Amendment No. 1 as requested.

Risk Relating to our Common Stock, page 62

4.

We note your statement on page 62 that the selling securityholders may experience a positive rate of return due to the original acquisition price of shares compared to the current trading price. Please revise your disclosure to include the original purchase price of the securities being registered for resale. Please also clearly state that the selling securityholders have an incentive to sell because they will still profit on sales due to the price disparity.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 64 of Amendment No. 1 as requested.

Liquidity and Capital Resources, page 147

5.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercise of the options because of the disparity between the exercise price of the options and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

September 12, 2022

company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

RESPONSE: The Company respectfully advises the Staff that it has updated its disclosure on page 150 of Amendment No. 1 as requested. The Company has considered the related impact on liquidity and believes that the significant number of redemptions did not require the Company to implement any material changes to its current business plan. The Company has also updated the disclosure to note that its ability to fund its operations is not dependent upon receipt of cash proceeds from the exercise of the options. However, it has updated the disclosure to note that sales of significant shares of common stock, or the perception that such sales may occur pursuant to this offering, could have a negative impact on the public trading price of the Company’s common stock or impair its ability to raise additional capital.

General

6.

Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors, and other selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading prices. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please ensure appropriate risk factor disclosure reflecting this information is included.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on the cover page and throughout Amendment No. 1 to the Registration Statement, including in the new section titled “Information Related to Offered Securities” beginning on page 15 of Amendment No. 1 and has included appropriate risk factor disclose on page 64 as requested.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned of Goodwin Procter LLP at (212) 459-7238.

Very truly yours,

/s/ Sarah Ashfaq
Sarah Ashfaq

cc:	W. Edward Martucci, Ph.D., Chief Executive Officer, Akili, Inc.
Santosh Shanbhag, Chief Financial Officer, Akili, Inc.

Jacqueline Studer, Esq., Chief Legal Officer, Akili, Inc.

Dan Espinoza, Esq., Goodwin Procter LLP

Arthur McGivern, Esq. Goodwin Procter LLP

Will Magioncalda, Esq., Goodwin Procter LLP